

March 16, 2012

Via E-mail
Robert J. Keller
Chairman and Chief Executive Officer
ACCO Brands Corporation
300 Tower Parkway
Lincolnshire, IL 60069

> **Re:** **ACCO Brands Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed March 12, 2012**
> **File No. 333-178869**
>
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 001-08454**

Dear Mr. Keller:

We have reviewed your responses to the comments in our letter dated February 28, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. Please note that all comments on your Annual Report on Form 10-K for the fiscal year ended December 31, 2011 must be resolved before we act on a request for acceleration of the effective date of your registration statement on Form S-4.

Registration Statement on Form S-4

General

2. We note the Messrs. Buzzard and Rajkowski will be elected to your board after completion of the Merger. Please file their consents to being named in the registration statement. Refer to Securities Act Rule 438.

Historical and Pro Forma Per Share Data of ACCO, page 29

3. See the table. Please clarify that diluted income per common share on a pro forma basis was $0.55 rather than $0.57 per share. Refer to the pro forma statement of operations on page 168.

Calculation of Merger Consideration, page 51

4. Refer to the paragraph disclosure on page 52 of the calculation of the exchange ratio. Based on the number of ACCO common shares outstanding at March 8, 2012 of 55,513,520 multiplied by 1.02020202, it would appear this equates to 56,635,005 rather than 56,906,903 shares to be used in the computation. Please revise or advise, as appropriate. Although the impact to the $0.33 exchange ratio is not affected, we note you disclose that you will be obligated to issue in the aggregate 56,906,903 shares of ACCO common stock to MWV stockholders in the Distribution. Please revise, as appropriate.

Debt Financing, page 121

Senior Secured Credit Agreement, page 121

5. We note your disclosure in the first paragraph that the Senior Secured Credit Agreement is expected to supplant the financing contemplated by the ACCO Commitment Letter and the Spinco Commitment Letter. Please revise the first paragraph to disclose that you and the respective lenders have not entered into a definitive agreement with respect to the Senior Secured Credit Agreement, the final terms and conditions remain subject to change and that you anticipate finalizing the definitive agreement contemporaneously with the completion of the Separation, the Distribution and the Merger.

Executive Officers, page 140

6. Please identify the position that Mr. McLachlan will hold at your company after the Merger.

Security Ownership of Certain Beneficial Owners, page 171

7. Please include Messrs. Buzzard, Rajkowski and McLachlan in the beneficial ownership table.

Proposal 2, page 193

8. Please provide us with the supplemental information contemplated by Instruction 5 to Item 10 of Schedule 14A.

Exhibits, page II-2

9. We note that you intend to file your legality and tax opinions by amendment. Please allow sufficient time for our review of these exhibits.

Age of Financial Statements

10. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Accountants' Consents

11. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition, page 19

Critical Accounting Policies, page 35

Employee Benefit Plans, page 37

12. Reference is made to the discussion of pension and retiree benefits presented in Footnote 4 to your consolidated financial statements. We note the significant adjustments to pension and post retirement benefit obligations and to accumulated other comprehensive loss that were recorded during the fourth quarter of 2011. Your critical accounting policies disclosure currently addresses the fact that you expect pension expenses to increase to $9.9 million in 2012 and you have appropriately included the potential impact of a 25 basis point change in your discount rate assumption and/or in your long-rate of return assumption in your narrative discussion. However, we believe that this narrative should be significantly expanded to also specifically address the actual changes you made in the assumptions utilized in recording your obligations for both your U.S. and your International pension benefit plans during the current year and the impact of same upon your balance sheet. In addition, please discuss how this known trend may reasonably be expected to impact your related costs and your income from continuing operations on an ongoing basis. Where variances are expected to occur as a result of more than one factor and/or of offsetting factors, the impact of the individually significant factors should be quantified in your discussion.

13. Consideration should also be given to disclosing these adjustments in connection with your selected quarterly financial data in Footnote 19 pursuant to Item 302(a)(3) of Regulation S-K.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
       William R. Kunkel, Esq.